Via Facsimile and U.S. Mail
Mail Stop 6010

December 22, 2005

Mr. Robert F. Orlich
President and Chief Executive Officer
Transatlantic Holdings, Inc.
80 Pine St.
New York, NY   10005

Re: **Transatlantic Holdings, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2004
       Filed March 16, 2005
       Form 10-Q for Fiscal Quarter Ended September 30, 2005
       File No. 001-10545

Dear Mr. Orlich:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

Item 1. Business, page 1

Facultative Reinsurance, page 6

1.   We note from your disclosures that you offer facultative reinsurance to property and casualty insurers. It is unclear from your filing what types of contracts you offer. As such please provide to us in disclosure type format the types of reinsurance protection offered, i.e. excess of loss or finite reinsurance, whether

the protection is prospective or retrospective, how losses attach to your contracts and/or treaties and any other provisions in the contracts and/or treaties that are not usually included in a standard reinsurance contract. In addition please tell us the economic benefit that you are attempting to provide to the reinsurer. The intent of the comment is to first understand your business and then provide suggested disclosures that help provide greater transparency to your business. To the extent that this disclosure would be material to your treaty reinsurance, provide that discussion as well.

Item 7. Management's Discussion and Analysis of Financial and Results of Operations, page 24

Financial Condition and Liquidity, page 35

2.   We note your table on page 39 that discloses "Indicated Range of Net Losses." We believe that consistent with FAS 113, analysis of loss reserves should be on a gross basis. Please provide us in disclosure-type format disclosure that presents this range on a gross basis rather than on net basis. To better help an investor understand what this range means, please provide to us in disclosure type format a discussion of the key assumptions used to arrive at management's best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.

Form 10-Q – September 30, 2005

Notes to Condensed Consolidated Financial Statements, page 5

7. Income Taxes (Benefits), page 8

3.   Please clarify for us the nature of the "significant tax benefits" recorded in 2005 and in 2004 disclosed here and in your discussion of the tax rate on page 25 were and why the "significant tax benefits" recorded in those periods impacted the tax rate so significantly. Further explain how you expect these benefits to impact future periods if any.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, at (202) 551-3656, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant